UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 2020

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 14, 2020, Estre Ambiental, Inc. (the “Company”) announced changes to its Chief Executive Officer and Chief Financial Officer, the appointment of one Director to the board of directors of the Company and the resignation of two Directors from the board of directors of the Company. In addition, the Company also announced its intention to voluntarily delist from the Nasdaq Global Market of The NASDAQ Stock Market LLC and to deregister with the U.S. Securities and Exchange Commission and cease reporting under the Securities Exchange Act of 1934, as amended. The Company incorporates herein by reference a copy of the press release dated January 14, 2020 (attached hereto as Exhibit 99.1).

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release entitled “Estre Ambiental Announces Certain Changes to its Management and Board of Directors and its Intent to Voluntarily Delist from the Nasdaq Global Market and to Deregister with the U.S. Securities and Exchange Commission” dated January 14, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2020

ESTRE AMBIENTAL, INC.

By:	/s/ Julio Cesar de Sal Volotao
Julio Cesar de Sal Volotao
Interim Chief Executive Officer and General Counsel